Exhibit 99.1

Tiziana Life Sciences Announces Six-Month Qualitative Improvement in Neuroimaging in 80% of Multiple Sclerosis Patients Receiving Intranasal Foralumab

●	Qualitative improvements in PET imaging seen in 80% of non-active Secondary Progressive Multiple Sclerosis (na-SPMS) Expanded Access patients receiving intranasal foralumab for at least 6-months.

●	FDA Allowance for an additional 20 Patients to be enrolled in the intranasal foralumab Multiple Sclerosis Expanded Access Program will allow further data collection and analysis.

●	Applied for FDA Orphan Drug Designation of foralumab for na-SPMS

NEW YORK, June 6, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced the qualitative results for all 10 non-active Secondary Progressive Multiple Sclerosis (na-SPMS) patients enrolled in the intermediate-size patient population Expanded Access (EA) Program receiving foralumab for at least six months.

Tarun Singhal, M.B.B.S., M.D., Director of the PET Imaging Program in Neurologic Diseases, associate neurologist and nuclear medicine physician at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System, and Associate Professor of Neurology at Harvard Medical School, commented, “Based on currently available data from the latest cohort of four Expanded Access patients, three out of the four subjects had findings that suggest a qualitative reduction in the microglial PET signal over a period of six months of treatment with nasal foralumab. When combined with my assessment of the first six Expanded Access patients at six months, eight of the ten suggest a qualitative reduction in microglial PET signal. Further studies are needed to confirm these findings using additional cases and quantitative approaches.”

Gabriele Cerrone, Chairman, acting CEO, and founder of Tiziana Life Sciences, added, “I am thrilled that 80% of the na-SPMS patients who received intranasal foralumab treatment for at least 6-months have a qualitative reduction of microglial activity as confirmed in these latest PET images. I am also greatly appreciative of Dr. Singhal’s research and look forward to the additional quantitative analysis of the data. With the allowance of an additional 20 patients in the EA program, the application for Orphan Drug Designation for na-SPMS, and the ongoing Phase 2a trial, Tiziana is rapidly progressing its intranasal foralumab program in multiple sclerosis.”

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:

Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120